U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  FORM 12b-25

                         Commission File Number 000-13871


                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K/KSB  [  ] Form 20-F  [  ] Form 11-K
              [ ] Form 10-Q/QSB  [  ] Form N-SAR

	For the Period Ended: December 31, 2003

	[ ]  Transition Report on Form 10-K
	[ ]  Transition Report on Form 20-F
	[ ]  Transition Report on Form 11-K
	[ ]  Transition Report on Form 10-Q
	[ ]  Transition Report on Form N-SAR

	For the Transition Period Ended: ________________

	Read attached instruction sheet before preparing form. Please print or type.

	Nothing in this form shall be construed to imply that the Commission has Verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

							PART I
						REGISTRANT INFORMATION

					VINEYARD OIL & GAS COMPANY
					------------------------------
					   Full Name of Registrant

					    10299 West Main Road
					------------------------------
			Address of Principal Executive Office (Street and Number)

					   North East, PA 16428-0391
					------------------------------
					   City, State and Zip Code










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							PART II
						RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense And the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form
		could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on
		Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
		will be filed on or before the 15th calendar day following the
		prescribed due date; or the subject quarterly report or transition
		report on Form 10-Q, or portion thereof will be filed on or before
		the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-
		25(c) has been attached if applicable.


							PART III
						     NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or The transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

Vineyard Oil & Gas Company (the "Company") could not file its Form 10-KSB for the year ended December 31, 2003 within the prescribed time period because the Company has not completed its audited financial statements for the year.


							PART IV
						OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

					Stephen B. Millis, President
						(814) 725-8742
			-----------------------------------------------------
				(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes [ ] No





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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively And quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Vineyard Oil & Gas Company has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.


Date:	March 31, 2004			Vineyard Oil & Gas Company

By: /s/  Stephen B. Millis

						Title:	President



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